

September 2, 2011

<u>Via E-mail</u>
Nehemya Hesin
President, Treasurer and Director
BNH Inc.
29 Rashbi St.
Apt. #19
Modiin Illit, Israel 71919

> **Re: BNH Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 17, 2011**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2011**
> **Filed August 9, 2011**
> **File No. 0-53212**

Dear Mr. Hesin:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Cover Page

1.   We show that your file number is 0-53212 rather than 333-150266. Please use the correct file number in future filings.

Item 9A. Controls and Procedures, page 10

(b) Management's Annual Report on Internal Control over Financial Reporting, page 10

2.   We note that you conducted an assessment of the design and effectiveness of your internal control over financial reporting as of the end of the fiscal year. In future filings please provide a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting. Refer to Item 308(a)(2) of Regulation S-K.

(c) Changes in Internal Control over Financial Reporting, page 10

3.   Item 308(c) of Regulation S-K requires disclosure of any change (as opposed to significant changes) in internal control over financial reporting that occurred during the last fiscal quarter that has materially affected or is reasonably likely to materially affect internal control over financial reporting. In future filings please revise your disclosure to comply with Item 308(c) of Regulation S-K by disclosing any change in internal control over financial reporting that occurred during the last fiscal quarter that has materially affected or is reasonably likely to materially affect internal control over financial reporting.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Item 6. Exhibits, page 5

4.   In future filings please include the Interactive Data File required by Item 601(b) of Regulation S-K as Exhibit 101. Please also mark the appropriate box on the facing page.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

 •   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

 •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

 •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia at (202) 551-3562 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Steve Kronengold
        SRK Law Offices